SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Named as a Top Provider by Constellation ShortListTM for Contact Center as a Service 2023, dated August 2, 2023.
99.2	ASTRID Deploys NICE to Modernize Incident Reconstruction for Belgium’s National Emergency and Security Services Network, dated August 3, 2023.
99.3	NICE Named a Leader in the 2023 Gartner® Magic Quadrant™ for Contact Center as a Service For 9th Consecutive Year, dated August 8, 2023.
99.4	NICE Named Top Leader in Metrigy’s Inaugural CCaaS Provider Ranking, dated August 21, 2023.
99.5	NICE Enlighten XO Receives 2023 “Disruptive Technology of the Year” Honor in Customer Contact Week’s Excellence Awards Competition, dated August 22, 2023.
99.6	NICE Receives “Artificial Intelligence Solution of the Year” Award For Enlighten AI from 2023 National Technology News, dated August 23, 2023.
99.7	NICE Named a Leader In 2023 Frost & Sullivan Asia Pacific Cloud Contact Center Report, dated August 24, 2023.
99.8	Allegheny County District Attorney’s Office to Deploy NICE AI-Powered Digital Evidence Management Solution, dated August 28, 2023.
99.9	NICE Recognizes Top EMEA and APAC Innovators with International CX Excellence Awards, dated August 29, 2023.
99.10	NICE Announces International Elite Partners of the Year Award Winners, dated August 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: September 7, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Named as a Top Provider by Constellation ShortListTM for Contact Center as a Service 2023, dated August 2, 2023.
99.2	ASTRID Deploys NICE to Modernize Incident Reconstruction for Belgium’s National Emergency and Security Services Network, dated August 3, 2023.
99.3	NICE Named a Leader in the 2023 Gartner® Magic Quadrant™ for Contact Center as a Service For 9th Consecutive Year, dated August 8, 2023.
99.4	NICE Named Top Leader in Metrigy’s Inaugural CCaaS Provider Ranking, dated August 21, 2023.
99.5	NICE Enlighten XO Receives 2023 “Disruptive Technology of the Year” Honor in Customer Contact Week’s Excellence Awards Competition, dated August 22, 2023.
99.6	NICE Receives “Artificial Intelligence Solution of the Year” Award For Enlighten AI from 2023 National Technology News, dated August 23, 2023.
99.7	NICE Named a Leader In 2023 Frost & Sullivan Asia Pacific Cloud Contact Center Report, dated August 24, 2023.
99.8	Allegheny County District Attorney’s Office to Deploy NICE AI-Powered Digital Evidence Management Solution, dated August 28, 2023.
99.9	NICE Recognizes Top EMEA and APAC Innovators with International CX Excellence Awards, dated August 29, 2023.
99.10	NICE Announces International Elite Partners of the Year Award Winners, dated August 30, 2023.